Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

The Home Depot, Inc.:

We consent to the use of our reports dated March 22, 2018, with respect to the Consolidated Balance Sheets of The Home Depot, Inc. and subsidiaries as of January 28, 2018 and January 29, 2017, and the related Consolidated Statements of Earnings, Comprehensive Income, Stockholders’ Equity, and Cash Flows for each of the fiscal years in the three-year period ended January 28, 2018, and the related notes (collectively, the consolidated financial statements) and to the effectiveness of internal control over financial reporting as of January 28, 2018, incorporated herein by reference, and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the prospectus.

/s/ KPMG LLP

Atlanta, Georgia

August 27, 2018